July 8, 2024

Tingfeng Weng
Chief Executive Officer
Wing Yip Food Holdings Group Ltd
No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City,
Guangdong, China 528429

       Re: Wing Yip Food Holdings Group Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed June 28, 2024
           File No. 333-277694
Dear Tingfeng Weng:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 23, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed June 28, 2024 Cover Page

1. We note your response to prior comment 1. Please revise to correct the reference to two
       ADSs representing three shares on page 34 of the deposit agreement filed as Exhibit 4.3 to the registration statement.
Use of Proceeds, page 48

2. We note your revised disclosures related to prior comment 2. Please help us understand how you determined the net proceeds from this offering. On page 161, you estimate that the total expenses of the offering payable by you, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $1.05 million. However, on page 166, you estimate that total expenses, excluding underwriting discounts and the
 July 8, 2024
Page 2

       non-accountable expense allowance payable to the underwriters, will be $1.94 million. Please revise your disclosures to resolve this inconsistency and advise or revise your use of proceeds accordingly.
       Please contact Ernest Greene at 202-551-3733 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing